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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Cable & Wireless PLC
-------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------
(Title of Class of Securities)


126830207**
--------------
(CUSIP NUMBER)


December 31, 1999
-------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number provided is assigned to the American Depository Receipts representing shares of ordinary stock of the Issuer. The shares reported herein by the reporting person are held in the form of Ordinary Shares.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  126830207               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Asset Management Group ("AMG"))**

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

128,541,554

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

128,541,554

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,541,554 (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.28%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!
    **SEE EXHIBIT A

14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

	[X] Rule 13d-1(b)
	[ ] Rule 13d-1(c)
	[ ] Rule 13d-1(d)


		    SCHEDULE 13G

ITEM 1 (a)  Name of Issuer:
	    --------------

	    Cable & Wireless PLC (the "Company")

ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
	    -----------------------------------------------

124 Theobalds Road
London, WC1X 8RX
United Kingdom

ITEM 2 (a)  Name of Persons Filing:
	    ---------------------

	    Merrill Lynch & Co., Inc.
	    (on behalf of Merrill Lynch Asset Management Group ("AMG"))


ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
	    -----------------------------------------------------------


Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Asset Management Group ("AMG"))
World Financial Center, North Tower
250 Vesey Street
New York, NY  10381


ITEM 2 (c)  Citizenship:
	    -----------
See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
	    ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

See Cover Page

ITEM 3

   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act,
(b) [ ] Bank as defined in Section 3(a)(6) of the Act,
(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e) [X] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
        Rule 13d-1(b)(1)(ii)(F),
(g) [X] Parent Holding Company or Control Person in accordance with
        Rule 13d-1(b)(ii)(G); see Item 7,
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4  Ownership
	---------
(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

	  See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

	  See Item 6 of the Cover Pages

   (iii)  sole power to dispose or to direct the disposition of:

	  See Item 7 of Cover Pages

    (iv)  shared power to dispose or to direct the disposition of:

	  See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
	--------------------------------------------

Not Applicable


ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
	---------------------------------------------------------------

    Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company.
The Merrill Lynch Asset Management Group ("AMG") is an operating division of ML&Co. consisting of ML&Co.'s indirectly owned asset management subsidiaries. Certain of these subsidiaries hold certain shares of the security which is the subject of this report. (See Item 7).


ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
  ---------------------------------------------------------------------

    Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company.
The Merrill Lynch Asset Management Group ("AMG") is an operating division of ML&Co. consisting of ML&Co.'s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of the common stock, which is the subject of this 13G filing:

Merrill Lynch Asset Management, L.P.
Mercury Asset Management Channel Islands, Ltd.
Mercury Asset Management, Ltd.
Mercury Fund Managers, Ltd.
Merrill Lynch Mercury Kapitalanlagegesellschaft
Merrill Lynch Mercury Asset Management Japan, Limited
Munich London Investment Management, Ltd.


ITEM 8   Identification and Classification of Members of the Group.
	 ----------------------------------------------------------

Not Applicable


ITEM 9  Notice of Dissolution of Group.
	------------------------------

Not Applicable

ITEM 10  Certification
	 -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 4, 2000


Merrill Lynch & Co, Inc.
(on behalf of Merrill Lynch Asset Management Group ("AMG"))


-----------------------------
Name:  Jerry Weiss
Title:  Attorney-In-Fact*



------------------------------------
*Signed pursuant to a power of attorney, dated January 25, 1999 included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co, Inc. (on behalf of Merrill Lynch Asset Management Group ("AMG")) on January 28, 1999 with respect to Creative
 Technology, Limited.









Cable & Wireless PLC

EXHIBIT A

Merrill Lynch Asset Management Group of ML&Co. ("AMG") is comprised of The following legal entities: Merrill Lynch Asset Management, L.P.
doing business as Merrill Lynch Asset Management ("MLAM"), QA Advisers, LLC ("QA"), Merrill Lynch Quantitative Advisers, Inc. Hotchkis and Wiley divisions thereof; Fund Asset Management, L.P., doing business as Fund Asset Management ("FAM"); Merrill Lynch Asset Management U.K. Limited ("MLAM UK"); Merrill Lynch (Suisse) Investment Management Limited ("MLS"); Mercury Asset Management International Limited ("MAMI");
Mercury Asset Management Ltd; Mercury Asset Management, Ltd.; Mercury Asset Management (Asia Pacific Limited); Mercury Asset Management
Asia Limited; Merrill Lynch Mercury Kapitalanlagegesellschaft MBH;
Munich London Investment Management, Ltd.; Merrill Lynch Asset
Management (Hong Kong)Limited; Merrill Lynch Mercury Asset Management Japan Limited; Atlas Asset Management, Inc.; Merrill Lynch Investment Management Canada, Inc.; DSP Merrill Lynch Asset Management (India) Limited; PT Merrill Lynch Indonesia; Merrill Lynch Phatra Securities
Co., Ltd.; Merrill Lynch Global Asset Management, Limited; Mercury
Asset Management Channel Islands, Limited; Mercury Asset Management
 International Channel Islands Limited ("MAMCI"); Grosvenor Venture Managers, Limited; and Mercury Fund Managers, Limited. Each of MLAM, FAM, MLAM UK, MAMCI, QA, MLS, and MAMI is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which acts as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Each other firm constituting part of AMG is an investment adviser operating under the laws of a jurisdiction other than the United States. The investment advisers that comprise AMG exercise voting and investment powers over portfolio securities independently from other direct and indirect subsidiaries of ML&Co.